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HEMINGER, PEGGY C.

FROM:                     Conner, W. Thomas
SENT:                     Monday, November 10, 2014 5:18 PM
TO:                       Heminger, Peggy C.
SUBJECT:                  FW: Reed Smith LLP Scanned Document
ATTACHMENTS:              [Untitled].pdf


-----Original Message-----
From: Conner, W. Thomas
Sent: Thursday, November 06, 2014 5:17 PM
To: Sonny S. Oh (ohm@sec.gov)
                 -----------
Subject: FW: Reed Smith LLP Scanned Document


Here is the page with revised disclosure about the PGR Rate supplement. We do not think the supplement needs to be revised, but I will follow this email with the current copy.

Rather than focusing on the prospectus at this point, though, I think you should focus on the fact that we have taken out any mailing from the entire process. The only delay from point of sale to receipt at Met Annuity Service Center is while Fidelity reviews and obtains principal sign-off as required by 2330.
There is nothing an issuer can do about that. It's all discussed in the procedures I sent you.

-----Original Message-----
From: RCH Deskside Support
Sent: Thursday, November 06, 2014 5:14 PM
To: Conner, W. Thomas
Subject: Reed Smith LLP Scanned Document

Please open the attached document. This document was digitally sent to you using an HP Digital Sending device.

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